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                                EXHIBIT 11

                               AIRGAS, INC.

                      EARNINGS PER SHARE CALCULATIONS

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                                          Three Months Ended     Nine Months Ended
                                              December 31,           December 31,
(In thousands, except per share amounts)  1999          1998     1999         1998
Weighted Average Shares Outstanding:

Basic shares outstanding                  69,200      69,700     69,600     70,000
Stock options - incremental shares         1,000       1,300      1,100      1,500
Contingently issuable shares                 600         600        300        200
Diluted shares outstanding                70,800      71,600     71,000     71,700

Net earnings                             $ 9,760     $22,088    $37,757    $43,843

Basic earnings per share                 $   .14     $   .32    $   .54    $   .63

Diluted earnings per share               $   .14     $   .31    $   .53    $   .61

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